FMC Technologies, Inc.

Corporate Office

5875 N. Sam Houston Parkway W.

Houston, TX 77086

P +1.281.591.4000

F +1 281.260.2123

NON-CONFIDENTIAL VERSION

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY FMC TECHNOLOGIES PURSUANT TO

17 CFR § 200.83

THIS VERSION OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION

OF THE LETTER & ASTERISKS DENOTE SUCH DELETIONS

Via Courier for Confidential Version & EDGAR for Non-Confidential Version

September 18, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Ms. Cecilia Blye, Chief, Office of Global Security Risk

RE:	FMC Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 1-16489

Dear Ms. Blye:

On behalf of FMC Technologies, Inc. (the “Company”), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 5, 2013, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Please note that this letter is identical to the Company’s letter to the Commission dated September 17, 2013, except that the Company has removed the prior request, pursuant to Rules 418 and 12b-4, to have the confidential information within this letter returned to us.

NON-CONFIDENTIAL VERSION

For your convenience, each response is prefaced by the queries presented by the Staff’s corresponding comment in bold and italicized text.

1.	You stated in your letter to us dated April 8, 2010 that in 2009 you adopted a policy directing your non-U.S. subsidiaries to effectuate an orderly withdrawal from doing business with Iran, Sudan, and Syria, but not requiring them to cease performance of existing commitments involving those countries. In addition, you stated on page 25 of your Form 10-Q for the quarterly period ended June 30, 2010, filed on July 29, 2010, that during the second quarter of 2010 you received an inquiry from OFAC related to transactions with certain countries, including Iran and Sudan. Your Form 10-K does not describe either the residual business related to Iran, Sudan, and Syria, or the activities concerning Iran and Sudan to which the OFAC inquiry pertains.

As you know, Iran, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements, since the April 2010 letter. Your response should describe any products, equipment, components, technology, or services that you have provided or intend to provide to Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts with the governments of those countries or entities they control. Also, describe the transactions to which the OFAC inquiry relates, and any significant developments in the matter with OFAC since your provision of information to OFAC in response to its inquiry.

Past, Current and Anticipated Contacts with Iran, Sudan and Syria:

As stated in our April 8, 2010 letter to the SEC, since the formation of the Company, the Company and its U.S. subsidiaries have no past, current or anticipated prohibited direct or indirect contacts or transactions with Iran, Sudan and Syria (collectively, the “Listed Countries”). Our non-U.S. subsidiaries, similar to the non-U.S. subsidiaries of other U.S. companies, have engaged in contacts and transactions with the Listed Countries in compliance with applicable regulatory requirements. Prior sales to the Listed Countries are for oil field service equipment (primarily wellhead and flow metering equipment) and associated services related to the installation of that equipment. Contacts with the governments or government-controlled entities of the Listed Countries occurred primarily through local sales representatives of the non-U.S. subsidiary, but in no case did such contacts involve approval or facilitation by U.S. persons or prohibited U.S. content. Under the agreements with these sales representatives, the sales representatives are required to comply with applicable laws and regulations, including any U.S. laws and regulations that might impose restrictions on sales to the Listed Countries.

NON-CONFIDENTIAL VERSION

As stated on page 9 of our Form 10-K for the fiscal year ended December 31, 2012, in 2009, like many other companies, the Company adopted a policy directing the Company’s non-U.S. subsidiaries to effectuate an orderly withdrawal from doing business with the Listed Countries. This policy prohibited entering into new commitments involving the Listed Countries, but did not require the non-U.S. subsidiaries to cease performance of existing commitments, provided such commitments could be performed in compliance with all applicable laws and regulations and such commitments could not be extended or expanded. Furthermore, following the issuance of the June 3, 2013 Executive Order 13645 (effective July 1, 2013) (the “Executive Order”) imposing additional sanctions on Iran, the Company issued a further directive to its non-U.S. subsidiaries making them aware of the Executive Order and requiring compliance with the Executive Order in all further business activities of the Company.

Since the April 2010 letter, the Company’s contacts with Iran, Sudan and Syria have consisted solely of performance of residual obligations under contracts that existed as of the adoption of the Company’s policy in 2009 referred to above. These obligations consist of performance of delivery, maintenance and support obligations associated with contracts executed prior to the adoption of the Company’s policy in 2009. The Company has neither entered into any new agreements, arrangements or other contacts with the governments of the Listed Countries or entities they control nor expanded or extended any previous commitments.

OFAC Inquiry:

Pursuant to 17 CFR § 200.83, the Company requests that the highlighted information in this “OFAC Inquiry” section be treated as confidential information and therefore is exempt from disclosure under item b-4 of the Freedom of Information Act (“FOIA”). For your convenience, a redacted public version of this letter is attached.

As stated on page 25 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, during the first half of 2010, the Company received inquiries from the Commission and OFAC related to transactions with certain restricted countries with a specific focus on Sudan and Iran. The Commission subsequently closed its inquiry regarding Sudan and Iran, and the Company has had no further communications from OFAC regarding our transactions with Iran since our response letter to OFAC in June 2010.

***

The Company issued its response letter to OFAC in June 2010, but we have had no further communications from OFAC since that time. Since the April 2010 letter to the Commission, the Company’s contacts with Iran, Sudan and Syria have consisted solely of performance of residual obligations under contracts that existed as of the adoption of the Company’s policy in 2009 referred to above.

NON-CONFIDENTIAL VERSION

2.	Please discuss for us the materiality of the contacts with Iran, Sudan, and Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

Pursuant to 17 CFR § 200.83, the Company requests that the highlighted information in this section and the attached schedule (“Schedule 1”) be treated as confidential information and therefore is exempt from disclosure under item b-4 of FOIA. As noted above, for your convenience, a redacted public version of this letter is attached.

As a result of the Company’s policy decisions and actions, non-U.S. subsidiary sales to the Listed Countries accounted for ***, *** and less than *** of the Company’s consolidated revenue in 2010, 2011 and 2012, respectively. The Company had no sales to the Listed Countries during the first quarter and second quarter of 2013. While some residual service-related activities by non-U.S. subsidiaries may occur, the Company expects these to be insignificant since all remaining outstanding commitments have been substantially completed. Pursuant to the Company’s 2009 policy and adherence to the Executive Order, the Company will not recognize any additional revenue from the Listed Countries. Furthermore, neither the Company nor its non-U.S. subsidiaries have investments or capital assets in any of the Listed Countries.

The Company does not regard the above-described business contacts with the Listed Countries to be quantitatively material relative to the overall business of the Company. Furthermore, the Company does not believe that its non-U.S. subsidiaries’ de minimis level of sales into the Listed Countries, coupled with its policy decision to effectuate an orderly withdrawal from transactions with the Listed Countries, should be quantitatively or qualitatively material to a reasonable investor in making an investment decision. The Company is aware that states such as Iowa and Minnesota have adopted legislation requiring shareholder engagement with, and targeted divestment from, companies operating in Sudan. Other than letters from representatives of public pension funds in Iowa and Minnesota, who we believe do not hold a significant amount of Company stock, the Company has received no similar inquiries about transactions with the Listed Countries from other investors or potential investors.

NON-CONFIDENTIAL VERSION

Further, the Company has continued to disclose the existence of these on-going transactions in its Annual Report on Form 10-K (see page 9 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012). Therefore, to the extent an investor strongly opposes investing in a registrant that engages in transactions with any Listed Countries in accordance with applicable law, the Company has disclosed such information to all investors so that they may make investment decisions and actions they deem appropriate in light of that particular investor’s policies.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted above, we have requested “FOIA Confidential Treatment” for portions of this response. A redacted public version and confidential non-public version of this response are included and the FOIA confidential treatment request has been submitted under separate cover.

Should the staff have any questions with respect to the information provided in this letter, please contact me by telephone at 281-591-4585 or by email to jeffrey.carr@fmcti.com.

FMC Technologies, Inc.

BY:	/s/ Jeffrey W. Carr
Jeffrey W. Carr
Senior Vice President,
General Counsel & Secretary

Cc: Mr. Pradip Bhaumik, Special Counsel

SCHEDULE 1

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY FMC TECHNOLOGIES

PURSUANT TO 17 CFR § 200.83

THIS VERSION OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE

UNREDACTED VERSION OF THE LETTER & ASTERISKS DENOTE SUCH

DELETIONS

***

Schedule 1

FMC Technologies Response Letter dated September 18, 2013